INVEST IN **WOS (YC W21)**

Social fitness app with highly personalized live and on demand classes



app.getwos.co · Dover DE · 🇫 🔘 🔊 ⟨Software⟩ ⟨Technology⟩ ⟨Social⟩ ⟨App⟩ ⟨B2B⟩

OVERVIEW   UPDATES 1   WHAT PEOPLE SAY 2   ASK A QUESTION 5

Highlights

1. 💰 $4K MRR first 45 days; all organic growth

2. 🔥 400 paying users & 6,000 downloads since launch in mid Feb 2021

3. 👥 Founding team includes 5x founder with exits, Machine learning specialist & Fitness influencer

4. 🏆 +150 completed classes daily; 4 classes per user per week on average

5. 🇲🇽 $20B market opportunity only in Latam

6. 📲 Download our App here: https://getwos.co/s/app

Our Team


Eduardo Mussali Cofounder & CEO

5x founder with multiple exits Before wOS: · CEO: Commando - Leading fitness studio brand in Mexico. · Managing Director Mexico, Central America, Caribbean: Deezer - Music streaming unicorn. · Cofounder & CEO SinDelantalMX - acquired by Just-Eat

We have been working in the fitness industry for several years and up to now, no one is offering affordable high quality, social, personalized fitness at scale. Our mission is to make the world move (literally). In Latam the fitness penetration is 2%, we are going to increase that.


Iddar Olivares Morales Cofounder & CTO

· Machine Learning specialist with 15 years engineering experience and 5 years in ML. · Has built ML models for Emirates Airlines · No longer allowed to participate in Hackathons, (has won +20)


Andrea Illanes Cofounder & COO

· Former fitness director at Commando - Leading fitness studio brand in Mexico. · Has certified +300 instructors - Fitness influencer



Social fitness app and tools for live,
on-demand, personalized classes in Latam

Repeat founders experienced in the fitness space





Eduardo Mussali
CEO

Iddar Olivares
CTO

Andrea Illanes
CCO








In Latam, Millions are unable to afford personalized fitness

Affordable, personalized fitness at scale



B2C

| Social & Personalized coaching | ➡ | 2 way Live-streaming |
| Form correction | ➡ | Machine Learning |

B2B

| Form correction API | ➡ | On demand form correction for existing digital fitness services |
| Digital fitness app suite (Web, Mobile, Tablet, TV, Admin, Payments) | ➡ | Turn-key solution to launch a fitness subscription service |

$4k MRR in just 45 days

MRR

• All Organic



All Organic growth

- 400 paying subscribers
- 13% conversion free -> paid

150
Completed classes per day

4
Avg classes per user / week

Built apps and got revenue in 1 month



Dec
Accepted to YC with Idea

Jan
Build & QA
1k waitlist

Feb
On Demand and 1st training program
200 subs
1.5k downloads

Mar
Live classes and 2nd training program
400 subs
3k downloads

Big market

$20B
$120/user/yr **x 170M**

Raising to…

1. Hire engineers -> Build B2B solution

2. MX B2C Growth -> 10k subs

3. $100k B2C MRR by Q1 2022

4. $10M series A -> Latam & Latin US Growth